ARP 4/1/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022076

RECEIVED
MAR 28 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HRH Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas, 27th Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carolyn Jones **804-747-6500**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

One James Center, Suite 1000, 901 East Cary Street	Richmond	Virginia	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ARP 4/2/2002

OATH OR AFFIRMATION

I, Carolyn Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of HRH Securities, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Treasurer

Title

Notary Public

Expiration: 8/31/04

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HRH Securities, Inc.

Audited Financial Statements and Supplementary Information

Year ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
One James Center
Suite 1000
901 East Cary Street (23219 4065)
P.O. Box 680
Richmond, Virginia 23218-0680

Phone: (804) 344-6000
www.ey.com

Report of Independent Auditors

Board of Directors
HRH Securities, Inc.

We have audited the accompanying statement of financial condition of HRH Securities, Inc. (a wholly owned subsidiary of Hilb, Rogal and Hamilton Company) as of December 31, 2001, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HRH Securities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 20, 2002

HRH Securities, Inc.

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	9,987
Commissions receivable		42,621
	$	52,608
Liabilities and stockholder's equity		
Liabilities:		
Payable to parent	$	17,405
Stockholder's equity:		
Common stock, stated value $1 per share:		
Authorized 5,000; issued and outstanding 100 shares		100
Additional paid-in capital		9,900
Retained earnings		25,203
		35,203
	$	52,608

See accompanying notes.

HRH Securities, Inc.

Statement of Income and Retained Earnings

Year ended December 31, 2001

Revenues		
Commissions	$	42,621
Expenses		
Other		13
Income before income taxes		42,608
Current income taxes *(Note 4)*		17,405
Net income		25,203
Retained earnings at beginning of year		–
Retained earnings at end of year	$	25,203

See accompanying notes.

HRH Securities, Inc.

Statement of Cash Flows

Year ended December 31, 2001

Operating activities	
Net income	$ 25,203
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(42,621)
Increase in payable to parent	17,405
Net cash used by operating activities and net decrease in cash and cash equivalents	(13)
Cash and cash equivalents at beginning of year	10,000
Cash and cash equivalents at end of year	$ 9,987

See accompanying notes.

HRH Securities, Inc.

Notes to Financial Statements

December 31, 2001

1. Organization and Significant Accounting Policies

Organization and Operations

HRH Securities, Inc. (the Company) is a New York Corporation and wholly owned subsidiary of Hilb, Rogal and Hamilton Company (HRH). The Company is registered as a broker/dealer in securities under the Securities and Exchange Act of 1934 and with the National Association of Securities Dealers.

The Company's primary business is to serve as an override broker/dealer engaged in receiving commissions and overrides on the sale of mutual funds, variable annuities, and variable life insurance products. The Company participates in commission and override sharing with three fully disclosed and unaffiliated introducing broker/dealer companies. These commissions and overrides represent 100% of total revenues.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Commissions

Commissions and overrides on security sales are recognized as income on an accrual basis when the commissions and overrides are earned by the Company.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of $35,203 and net capital requirements of $5,000. The Company's net capital ratio was 0.49 to 1. The net capital rules may effectively restrict the payment of cash dividends.

3. Related Party Matters

The Company utilized the facilities, services, and staff of HRH and HRH's affiliates in the course of serving as a broker/dealer. HRH and HRH's affiliates provide services without charge to the Company.

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by HRH. The Company is also included in a combined state income tax return with HRH and certain other subsidiaries of HRH. The effective tax rate differs from the prevailing corporate tax rate due principally to the effect of state income taxes. The Company records income taxes payable as a payable to HRH.

The components of the income tax expense are as follows:

	Federal	State	Total
Current	$ 13,570	$ 3,835	$ 17,405

There were no deferred income taxes in 2001 as there are no differences in the bases of assets or liabilities for financial reporting and tax purposes.

The Company made no income tax payments during 2001.

5. Commitments and Contingencies

The Company is a guarantor under the terms of a credit agreement that HRH entered into with certain participating banks.

Supplementary Information

HRH Securities, Inc.

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2001

Aggregate indebtedness		
Payable to parent		$ 17,405
Net capital		
Common stock		$ 100
Additional paid-in capital		9,900
Retained earnings		25,203
		35,203
Less		
Unsecured receivables	$ –	
Securities haircut	–	–
Net capital		$ 35,203
Capital requirements		
Minimum net capital requirement		$ 5,000
Net capital in excess of requirements		30,203
Net capital as above		$ 35,203
Ratio of aggregate indebtedness to net capital		0.49 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2001 Part IIA FOCUS filing.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
One James Center
Suite 1000
901 East Cary Street (23219 4065)
P.O. Box 680
Richmond, Virginia 23218-0680

Phone: (804) 344-6000
www.ey.com

Independent Auditor's Supplementary Report on Internal Control

Board of Directors
HRH Securities, Inc.

In planning and performing our audit of the financial statements of HRH Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,
2. Making the recordation of differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that may be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 20, 2002

Ernst & Young LLP

HRH SECURITIES, INC.

Audited Financial Statements and Supplementary Information

Year ended December 31, 2001
with Report and Supplementary Report of Independent Auditors
(Confidential Pursuant to Rule 17a-5(e)(3))

0202-0273646-RIC